FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.

(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Banco Caminos Chooses Magic Software’s Integration Platform to Unify Its IT Systems

PRESS RELEASE

Banco Caminos Chooses Magic Software’s Integration Platform to Unify Its IT Systems

Or Yehuda, Israel, February 17, 2011 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of cloud and on-premise enabled application platforms and business integration solutions, today announced that Banco Caminos, a well-known private Spanish bank, chose Magic Software’s iBOLT to integrate its IT systems.

Banco Caminos uses Magic Software’s uniPaaS to develop all of its core business and internet banking applications. Now, the bank chose to implement iBOLT, Magic Software's integration solution, to integrate and unify its heterogeneous IT applications thereby optimizing and simplifying all the external and internal business processes.

Vicent Escorihuela Ferrer, CIO at Banco Caminos, explains, “Magic Software solutions, both the uniPaaS application platform and iBOLT integration suite, help us to quickly and easily adapt ourselves to the constantly evolving banking regulations, facilitating for instance the implementing of new norms. This allows us to be highly competitive and capable of proposing tailor-made services to our customers. And at the same time, we're able to strictly monitor the risks."

“We are very pleased with Banco Caminos’s choice to add iBOLT to its arsenal of Magic Software products and appreciate the company’s ongoing trust in our technology. Magic Software’s technology will provide Banco Caminos with the latest capabilities in application development, deployment and integration, including the ability to build rich internet and cloud-based applications, and integrate these with other solutions without extensive coding,” said Guy Bernstein, acting Chief Executive Officer of Magic Software.

About Banco Caminos

Based in Madrid (headquarters) and in Barcelona, Banco Caminos is an international private bank that initially targeted civil engineers. The bank offers its customers a broad range of banking, investment products and services, through the different companies that compose the Banco Caminos Group: GESTIFONSA SA, SGIIC (investment fund management company), Gefonsa Sociedad de Valores, SA (stockbroker) and Gespensión Internacional, SA, EGFP (pension fund management company).

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of cloud and on-premise application platform and business integration solutions. For more information, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, the integration of the newly acquired IT services assets and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd.  All other trademarks are the trademarks of their respective owners.

Press contacts:

Tania Amar – Magic Software

Françoise Fouquet – Symphony Communication
+972-(0)3-5389 300

+33 (0)1 30 64 14 20
tania@magicsoftware.com

ffouquet@symphony-communication.fr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2011	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Banco Caminos Chooses Magic Software’s Integration Platform to Unify Its IT Systems

Exhibit 10.1